FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: July 19, 2007

Exhibit 99.9

FDA Conditional Approval of China Medical Technologies’ Investigational Device Exemption Application

BEIJING, China, July 16 /Xinhua-PRNewswire-FirstCall/ — China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound (HIFU) tumor therapy systems, today announced that it has received conditional approval for its Investigational Device Exemption (IDE) application from the United States Food and Drug Administration (FDA) to begin a clinical trial of using its HIFU tumor therapy system in a limited number of patients with pancreatic cancer. The conditions of the approval include a requirement for the Company to provide responses to the questions raised by the FDA within a specified period of time.

The clinical trial will be performed at the University of Washington Medical Center in Seattle after receiving approval from the Institutional Review Board (IRB) of the University. The Company’s HIFU tumor therapy system is intended in this trial to ablate targeted tumor tissue of the pancreas with an indication for the palliation for pain associated with locally advanced or metastatic pancreatic cancer.

The Company’s HIFU tumor therapy system was approved for sale by the State Food and Drug Administration (SFDA) of People’s Republic of China (PRC) in 1999. To date, over 40,000 tumor patients, including patients with pancreatic, liver, breast, kidney and other solid tumors in pelvic cavity, received treatments by using the Company’s HIFU tumor therapy system in the PRC.

“We are excited to have received the conditional approval of our IDE application from the FDA. We believe this marks an important milestone towards our application for pre-market approval of our HIFU tumor therapy system in the United States,” stated Mr. Xiaodong Wu, Chairman and CEO of the Company. “We believe that our extensive clinical experience in the PRC together with the experience of preclinical animal tests performed in the United States at the University of Washington for the IDE application will help us demonstrate the clinical safety and efficacy of using our HIFU system in treating pancreatic cancer patients during the clinical trial.”

About China Medical Technologies

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and products using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s expectations with respect to the clinical efficacy for the use of the HIFU tumor therapy system for pancreatic cancer, the approval from the Institutional Review Board of the University of Washington, the responses to the questions of the FDA within a specified period of time and the application for pre-market approval of the HIFU tumor therapy system in the United States contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. This FDA approval of IDE application does not imply that this investigation will develop sufficient safety and effectiveness data to assure a determination of substantial equivalence of a pre-market notification submission or the FDA’s approval of a pre-market approval application for the HIFU tumor therapy system. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Winnie Fan

China Medical Technologies, Inc.

Tel: +86-10-6530-8833

Email: IR@chinameditech.com

SOURCE: China Medical Technologies, Inc.